Filed by Ambev S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Issuer: Ambev S.A.
Subject Company: Companhia de Bebidas das Américas—Ambev
(Commission File No.: 001-15194)

AMBEV S.A.

CNPJ No. [National Taxpayer’s Registry] 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

COUNTERPART OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JULY 31, 2013

1.            Date, time and venue:  On July 31, 2013, starting at 3:00 p.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor.

2.            Members Attending the Meeting:  Messrs. Victorio Carlos De Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann.

3.            Presiding Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: The following resolutions were adopted by unanimous vote and without reservations:

4.1.       Election of the Co-Chairmen. To appoint, as Co-Chairmen of the Board of Directors, Messrs. Victorio Carlos de Marchi and Carlos Alves de Brito, who have accepted this appointment.

4.2.       Resignation of Board of Executive Officers. To register the resignations presented by Ms. Daniela Rodrigues Lopes and Mr. Ricardo Gonçalves Melo to the offices of Chief Executive Officer and Investor Relations Officer, respectively, thanking them for the services rendered.

4.3.       Election of New Board of Executive Officers. To appoint, as members of the Company’s Board of Executive Officers, to be sworn into their respective positions upon the execution of the instruments of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election to the Company’s Board of Executive Officers, and the term of their mandates shall expire on July 31, 2106, Messrs.:

(i)                 João Mauricio Giffoni de Castro Neves, Brazilian, engineer, married, bearer of the identity card (RG) No. 07.071.326-81 – IFP/RJ and registered with the Individual Taxpayers’ Registry (CPF) under No. 918.361.077-49, for the office of Chief Executive Officer;

(ii)               Nelson José Jamel, Brazilian, engineer, married, bearer of the identity card (RG) No. 37.990.760-4 – SSP/SP and registered with the Individual Taxpayers’ Registry (CPF) under No. 025.217.577-80, for the office of Chief Financial and Investor Relations Officer;

(iii)             Pedro de Abreu Mariani, Brazilian, lawyer, divorced, bearer of the identity card (RG) No. 07.357.227-3 – IFP/RJ and registered with the Individual Taxpayers’ Registry (CPF) under No. 929.007.207-53, for the office of General Counsel;

(iv)              Alexandre Médicis da Silveira, Brazilian, manager, married, bearer of the identity card (RG) No. 22.252-125 – SSP/SP and registered with the Individual Taxpayers’ Registry (CPF) under No. 267.553.248-76, for the office of Sales Executive Officer;

(v)                Marcel Martins Régis, Brazilian, advertiser, married, bearer of the identity card (RG) No. 21.502.207-0 – IFP/RJ and registered with the Individual Taxpayers’ Registry (CPF) under No. 740.779.705-63, for the office of Soft Drinks Executive Officer;

(vi)              Márcio Fróes Torres, Brazilian, engineer, divorced, bearer of the identity card (RG) No. 05.495.753-5 – IFP/RJ and registered with the Individual Taxpayers’ Registry (CPF) under No. 983.816.797-53, for the office of Industrial Executive Officer;

(vii)            Milton Seligman, Brazilian, industrialist, married, bearer of the identity card (RG) No. 965.908 – SSP-DF and registered with the Individual Taxpayers’ Registry (CPF) under No. 093.165.740-72, for the office of Corporate Affairs Executive Officer;

(viii)          Vinícius Guimarães Barbosa, Brazilian, engineer, married, bearer of the identity card (RG) No. 076706688-8 – IFP/RJ and registered with the Individual Taxpayers’ Registry (CPF) under No. 956.931.817-15, for the office of Logistics Executive Officer;

(ix)             Sandro de Oliveira Bassili, Brazilian, manager, married, bearer of the identity card (RG) No. 08.497.615-8 – IFP/RJ and registered with the Individual Taxpayers’ Registry (CPF) under No. 020.521.537-80, for the office of People and Management Executive Officer;

(x)               Jorge Pedro Victor Mastroizzi, Argentinean, manager, married, bearer of Alien’s Registration Card (RNE) No. V728319-P and registered with the Individual Taxpayers’ Registry (CPF) under No. 234.478.308-32, for the office of Marketing Executive Officer; and

(xi)             Ricardo Rittes de Oliveira Silva, Brazilian, engineer, married, bearer of the identity card (RG) No. 26.311.846-0 – SSP/SP and registered with the Individual Taxpayers’ Registry (CPF) under No. 256.612.158-35, for the office of Shared Services and Information Technology Executive Officer.

4.4.       Powers Regarding Branches. To delegate to the Chief Executive Officer of the Company the powers set forth in Article 2 of the Company’s By-laws, being the Chief Executive Officer responsible for opening, maintaining and closing branches, offices, warehouses or representation agencies of the Company anywhere in Brazil or abroad.

5.                  Closing:  With no further matters to be discussed, the present Minutes were drawn up and signed, after being read and approved by all attending Board members. Signatures: Messrs. Victorio Carlos De Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. Secretary: Pedro de Abreu Mariani.

I certify that this is a true counterpart of the original version of the resolutions contained in the minutes that have been drawn up in the Company’s book.

São Paulo, July 31, 2013.

/s/Pedro de Abreu Mariani

Secretary

Additional Information and Where to Find It:

In connection with the Stock Swap Merger, on July 8, 2013 Newbev filed with the Commission a registration statement on Form F-4 that contains a prospectus. Investors and security holders of Ambev are urged to read carefully these materials, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about the Companies and the Stock Swap Merger. The prospectus filed with the Commission on July 8, 2013 as part of the registration statement and any other documents filed by the Companies with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov or from Ambev.

Forward-Looking Statements:

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.